[AGRIUM LOGO]


                                                                EXHIBIT 99.1










                               FIRST QUARTER 2009




                                  NEWS RELEASE

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

May 6, 2009

Agrium Reports First Quarter Results, Provides Guidance for the Second Quarter

CALGARY, ALBERTA--(Marketwire - May 6, 2009) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today a net loss for the first quarter of $60-million ($0.38 diluted loss per share), compared with the net earnings of $195-million in the first quarter of 2008 ($1.23 diluted earnings per share). The first quarter results include non-qualifying natural gas and power hedge losses of $69-million ($0.30 diluted loss per share) and a $10-million ($0.04 diluted loss per share) expense in stock-based compensation in the quarter. The results also include an inventory write-down of $18-million ($0.08 diluted loss per share) associated with our Wholesale purchase for resale business. Excluding these items our net earnings would have been $7-million ($0.04 diluted earnings per share).

"Spring applications have now commenced in all of our North American markets and the outlook for our business is strong. The first quarter is traditionally our weakest quarter, as we build inventories in preparation for the spring season. This year's results were also impacted by the drop in potash demand, a short-term squeeze on retail nutrient margins and the late spring. The decrease in potash volumes versus 2008 and the costs associated with production curtailments resulted in reduction in gross profit of approximately $180-million. We anticipate demand for potash to recover in the second half of 2009."(1) said Mike Wilson, Agrium President and CEO.

"Retail crop nutrient margins were impacted by the significant decline in nitrogen and phosphate prices in the fourth quarter of 2008, but we expect our margins will recover as we move through the spring season. The strength of our crop protection and seed sales will continue to be evident this year, and despite lower than average crop nutrient margins in the first half of 2009 we expect EBITDA from our Retail business to be close to one-half billion dollars in 2009."(1)

With respect to Agrium's proposal to acquire CF Industries Holdings, Inc. ("CF"), Mr. Wilson stated "We remain fully committed to acquiring CF and will continue to seek discussions with CF for a mutually beneficial transaction that delivers additional value for our respective shareholders. We have repeatedly advised CF and its shareholders that we would be prepared to increase our offer further if CF can demonstrate additional value."

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".


Agrium is providing guidance for the second quarter of 2009 of $1.70 to $2.10 diluted earnings per share, or $2.00 to $2.40 diluted earnings per share excluding estimated hedging losses and stock based compensation expense.(1)

KEY RESULTS AND DEVELOPMENTS

- Wholesale per tonne margins for all three nutrients were strong, with margins for our phosphate and urea well above $100 per tonne and potash at $276 per tonne. However, crop nutrient demand in North America and globally is expected to be significantly lower in 2008/09 fertilizer year than the previous year. We expect North American demand for the 2008/09 fertilizer year to be about 10 percent lower for nitrogen (spring over spring demand to be flat to slightly higher), phosphate 25-35 percent lower (spring over spring down about 5-15 percent) and potash 30-40 percent lower (spring over spring down about 10-20 percent).

- Retail margins in the first half of 2009 will be impacted by the high retail inventories following the fall season combined with the unprecedented decline in nitrogen and phosphate prices in the fourth quarter of 2008. Despite these conditions, we expect to largely sell out of our current crop nutrient inventory positions by the end of the spring season and do not anticipate any inventory write-down in our Retail business.(1)

- The completion of the share swap for the MOPCO Egyptian nitrogen facility at the end of January, 2009 contributed $4-million in equity earnings to Agrium's results this quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 6, 2009

The following interim management's discussion and analysis ("MD&A") updates our annual MD&A included in our 2008 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release. The major assumptions made in preparing our first half guidance are outlined below and include, but are not limited to:

- Crop and fertilizer prices through the second quarter of 2009 approximating current prices;

- Retail fertilizer sales volumes and gross margin percentages significantly below 2008 second quarter levels;

- Wholesale nitrogen and phosphate sales volumes for the second quarter consistent with levels in the same quarter of 2008;

- Wholesale potash sales volumes significantly below second quarter 2008 levels;

- Wholesale purchase for resale sales volumes approximately double second quarter of 2008 levels due to the impact of acquisitions;

- Wholesale production volumes below levels in the same quarter of 2008 with potash and phosphate production operating significantly below capacity due to market driven outages and turnarounds;

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

- Average NYMEX gas price for the second quarter not deviating significantly from $4.40/MMBtu;

- The exchange rate for the Canadian dollar, expressed in U.S. dollars, averaging C$1.28 to U.S.$1.00;

- The guidance does not reflect the potential completion of a CF deal in the second quarter of 2009;

- Urea sales prices to Argentine growers approximating import prices rather than a government capped price;

- Stock based compensation expense reflecting Agrium's stock price at the close of business on May 4, 2009 (U.S.$46.96) and a $1 change in stock price equating to approximately a $0.01 change in earnings per share; and,

- The exclusion of mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods.

2009 First Quarter Operating Results

NET EARNINGS

Agrium's first quarter consolidated net loss was $60-million, or $0.38 diluted loss per share, compared to net earnings of $195-million, or $1.23 diluted earnings per share, for the same quarter of 2008. Net earnings before interest expense and income taxes ("EBIT") was a loss of $56-million for the first quarter of 2009 compared with EBIT of $305-million for the first quarter of 2008. The decrease in EBIT was primarily due to lower gross profit from reduced potash sales volumes and lower selling prices for most products, as well as certain items noted below. A reconciliation of EBIT to net earnings is provided in the section "Non-GAAP Measures".

Consolidated gross profit in the first quarter of 2009 was $273-million compared to $392-million in the first quarter of 2008. Contributions from the UAP business, partially offset by higher cost of inventory purchased when fertilizer prices were higher, resulted in a $27-million increase in gross profit in our Retail business unit. Wholesale gross profit decreased by $156-million primarily due to the large decline in potash sales volumes, lower prices for nitrogen, phosphate and product purchased for resale. Quarter-over-quarter gross profit for Advanced Technologies decreased $7-million due largely to volume decline in turf and ornamental products.

Expenses have increased $242-million quarter-over-quarter, primarily reflecting a combination of the following items:

- $99-million increase in Retail's selling expense resulting in selling expense of $198-million primarily due to the UAP business; and

- $136-million increase in loss on derivative contracts primarily related to gas and power, resulting in $69-million hedging loss.

The effective tax rate was 31 percent for the first quarter of 2009, compared to 33 percent for the same quarter of 2008.

BUSINESS SEGMENT PEFORMANCE

Retail

Retail results are not directly comparable to the same period last year due to the inclusion of UAP, which was acquired in May of 2008. Retail's 2009 first quarter net sales were just over $1-billion, which was more than double the $394-million in the first quarter of 2008. Gross profit was $142-million in the first quarter of 2009, compared to $115-million for the same period last year. While gross profit was $27-million higher than last year, EBIT was significantly lower due to the higher selling and general and administrative costs associated with the addition of the UAP business. Retail EBIT was a loss of $94-million in the first quarter of 2009, versus a positive EBIT of $4-million in the first quarter of 2008 and a loss of $21-million in the first quarter of 2007.

Crop nutrients net sales reached $437-million this quarter, an increase of $188-million compared to the first quarter of 2008, due to the addition of UAP business and higher average selling prices. Gross profit was $18-million this quarter compared to $72-million in the first quarter of 2008. The decrease was primarily due to lower margins resulting from the carryover of higher priced crop nutrient inventories from the fall of 2008, which have been sold into a lower price environment this spring. This resulted in crop nutrient margins declining to an unprecedented 4 percent in the first quarter of 2009, compared to 29 percent in the first quarter of 2008. Over the past 10 years, retail crop nutrient margins in the first quarter have averaged 23 percent and the previous lowest year was in 2006 at 21 percent. Crop nutrient margins continue to rise in the second quarter of 2009 and are expected to reach normal levels once the majority of the higher priced nutrient inventory position is sold, which is anticipated by the end of the spring season.(1) Nutrient sales volumes in the first quarter were also impacted by the late start to the spring season and what is expected to be lower demand for potash and phosphate through the spring compared to the same period last year. Sales volumes and margins at our South American operations were also significantly lower this quarter than the same period last year due to extremely dry conditions and the added challenge of uncertainty over government policies.

Crop protection net sales increased to $426-million this quarter, compared to $93-million in the first quarter of 2008. Our gross profit this quarter reached $77-million, more than double last year's $29-million. The strength of earnings from this product line illustrates the benefits of the diversity in our Retail business. Most of the increase in sales and gross profits was due to the addition of UAP's significant crop protection business, including a broad range of private label products. Crop protection product margins as a percentage of net sales were 18 percent for the first quarter of 2009 versus 31 percent for the first quarter of 2008. The lower margin was primarily due to the inclusion of UAP's substantial wholesale crop protection business, which has a significantly lower percentage margin than the retail portion of the business. Last year's figure also benefited from inventory appreciation for glyphosate products which is not expected to occur in 2009.

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

Net sales for seed, services and other increased to $188-million this quarter from $52-million in the first quarter of 2008. Gross profit was $47-million in the first quarter of 2009, compared to $14-million for the same period last year and slightly ahead of last year after accounting for the addition of UAP's business.

Retail selling expenses for the first quarter of 2009 were $198-million, double last year's level, due to the inclusion of UAP's business and in line with our expectations. Selling expenses as a percentage of net sales in the first quarter of 2009 was 19 percent compared to 25 percent for the same period last year.

Wholesale

Wholesale's net sales were $695-million for the first quarter of 2009 compared to $708-million for the first quarter of 2008. Lower sales volumes and prices for nitrogen and phosphate and substantially lower potash sales volumes, were largely offset by higher potash selling prices and increased product purchased for resale sales volumes reflecting the CMF acquisition. The decrease in sales volumes in the first quarter of 2009 was a result of a cautious approach to replenishing stocks by retailers and distributors, lower grower demand for potash and phosphate, and weather delays impacting the start of the spring season in some markets.

Gross profit was $117-million in the first quarter of 2009, a $156-million reduction from the $273-million recorded for the same period last year. EBIT of $57-million in the first quarter of 2009 was also lower than the $313-million for the same period last year due primarily to lower sales volumes for all three nutrients, and in particular for potash, lower sales prices for nitrogen and phosphate and higher cost of potash as a result of production curtailments.

Gross profit for nitrogen was $55-million this quarter, compared to $126-million in the same quarter last year. Nitrogen prices were lower than the same period last year across all products for both benchmark and Agrium's realized prices. Sales volumes were 12 percent lower than the same period last year, due to lower sales from Profertil and lower UAN sales volumes. Cost of product was $258 per tonne this quarter, slightly lower than last year, as lower North American gas prices were largely offset by higher costs associated with market related plant shutdowns or reduced operating rates at a number of our facilities in 2009. The continued decline in North American gas costs through the first quarter of 2009 was not fully reflected in our average cost of product this quarter due to higher cost of product drawn from opening inventory. Agrium's nitrogen margins averaged $82 per tonne this quarter, compared with $164 per tonne in the first quarter of last year. Urea margins remained well over $100 per tonne, while ammonia and UAN margins were challenged due to the lower operating rate for these two product groups and the much higher proportion of ammonia sales that go to the lower margin industrial business in the first quarter.

Agrium's overall natural gas cost was $5.64/MMBtu in the first quarter of 2009 versus $6.42/MMBtu in the first quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2009 was $4.86/MMBtu, versus $8.07/MMBtu in the same quarter last year and $6.82/MMBtu in the fourth quarter of 2008. The AECO (Alberta) basis differential narrowed to $0.32/MMBtu for the first quarter of 2009. Agrium's average gas cost was higher than NYMEX this quarter due to realized losses on gas purchase contracts. We anticipate a significant decline in our overall gas cost in the second quarter of 2009.(1)

Phosphate gross profit was $26-million, compared to $44-million for the same quarter last year. Realized sales price of $559 per tonne was slightly less than $612 achieved in the same quarter last year. Sales volumes were 13 percent lower than the same quarter last year, but were significantly higher than the fourth quarter of 2008. Phosphate cost of product was $430 per tonne, a $59 per tonne decrease over the previous quarter and an increase of $8 per tonne compared to the same period last year. The over 10 percent decrease in cost versus the previous quarter was due primarily to lower ammonia and sulphur costs and the lower value of the Canadian dollar. Gross margin for phosphate was $129 per tonne compared with $190 per tonne in the first quarter of 2008.

Gross profit for potash was $21-million versus $87-million in the first quarter of 2008. Realized selling prices were almost double last year's levels, however this was not enough to offset the impact of a significant decrease in sales volumes and higher per unit costs. Sales volumes decreased by 373,000 tonnes compared to the same period last year. International and domestic demand declined as a result of delivery contract expirations in China, credit issues in many other international markets and an increasingly cautious approach to replenishing stocks by retailers and distributors in North America and globally. Cost of product increased substantially from the fourth quarter of 2008 because of lower production volumes resulting in a larger proportion of fixed costs being allocated to fewer sales tonnes. Gross margin on a per tonne basis was $276 per tonne, which was well above the $194 per tonne in the first quarter of last year.

Net sales for product purchased for resale were more than five times that of last year's levels, largely due to the addition of the European CMF business. Gross profit in the first quarter of 2009 was $2-million, or $4-million lower than the same period last year. The reduction was due to an $18-million inventory write-down this quarter as a result of net realizable value adjustments to our purchased product inventories.

Wholesale expenses were significantly higher than last year as a result of unrealized net mark-to-market losses of $31-million from natural gas and power derivatives and realized losses of $33-million on natural gas and power derivatives, compared to unrealized gains of $63-million and realized gains of $4-million on these derivatives the previous year. This was partially offset by a decrease in potash profit and capital taxes of $40-million due mainly to lower potash sales volumes.

(1)See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

Advanced Technologies

Advanced Technologies' first quarter 2009 net sales were $67-million compared to $79-million in the first quarter of 2008. Net sales and gross profit were impacted by reduced volumes and margins in the turf and ornamental segment.

This was due to lower household expenditures given the economic downturn, and some customers deferring purchases of controlled-release products across a variety of end-markets. However, our ESN net sales increased due to a 38 percent increase in ESN sales volumes this quarter, which more than offset lower ESN prices, due to the 26 percent decline in benchmark urea prices. Gross profit for Advanced Technologies was $10-million for the quarter, compared with $17-million for the same period last year, while EBITDA was $6-million, a decrease of $4-million versus the comparable period in 2008. The reduction in profit and earnings was due to weaker demand and margins from a number of our controlled-release products other than ESN, due to lower housing starts and a depressed economy. In the first quarter, ESN accounted for 33 percent of Advanced Technologies' gross profit, more than double the same period last year.

In April, Agrium issued a notice exercising its option to acquire 50 percent of the issued and outstanding shares in the capital of Hanfeng Slow Release Fertilizer (Canada) Co. Ltd. ("Subco"), a wholly-owned subsidiary of Hanfeng Evergreen Inc. Subco owns a 50 percent interest through a joint venture arrangement in a sulfur coated urea (SCU) production facility in China with annual production of 50,000 tonnes. Agrium's total investment in the project is anticipated to be approximately $3-million.

Other

EBIT for our Other non-operating business unit for the first quarter of 2009 was a loss of $20-million, relatively unchanged compared to a loss of $18-million for the first quarter of 2008.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the three-month period ended March 31, 2009.


/T/

As at
(millions of       March 31,   December 31,            Explanation of the change in
U.S. dollars)         2009         2008       Change              balance
-------------      ---------   ------------   ------   ----------------------------
Current assets
   Cash and cash                                       Lower gross profit from
   equivalents          86           374       (288)   decline in market conditions
                                                       and net increase in non-cash
                                                       working capital in first
                                                       quarter of 2009, as well as
                                                       pay-down of bank
                                                       indebtedness.

Accounts                                               Increased sales from CMF,
   receivable        1,292         1,223         69    increased Retail chemical
                                                       rebates and potash profit tax
                                                       refund, partially offset by
                                                       2008 federal income tax
                                                       refund received during the
                                                       first quarter of 2009.

Inventories          3,786         3,047        739    Increases in crop protection
                                                       and seed inventories from
                                                       delays in the spring season,
                                                       as well as customers
                                                       delaying purchases.

Prepaid                704           475        229    Higher supplier prepayments
   expenses and                                        and excess of quarterly
   deposits                                            potash profit tax
                                                       installments over accrued
                                                       expense.

Investment in           88            --         88    See discussion under the
   marketable                                          Section "Business
   securities                                          Acquisition".

Current
   liabilities
Bank                   293           610       (317)   Portion of loans repaid from
   indebtedness                                        supplier rebates received
                                                       and removal of EAgrium bank
                                                       indebtedness as a result of
                                                       the deconsolidation of
                                                       EAgrium.

Accounts             3,269         2,200      1,069    Retail inventory purchases
   payable and                                         made in anticipation of the
   accrued                                             spring season and
   liabilities                                         additional customer
                                                       prepayments received but not
                                                       yet drawn down due to delay
                                                       in the season.

Working capital      2,394         2,309         85


/T/

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $68-million in the first quarter of 2009, a decrease of $322-million from $390-million in the same period of 2008. Driving this change was a decrease of $255-million in net earnings and a $223-million increase in non-cash working capital, partially offset by unrealized loss on gas and power derivative contracts and unrealized foreign exchange loss from the revaluation of Canadian denominated payables in U.S. companies and U.S. denominated receivables in Canadian companies.

Cash used in investing activities decreased by $2-million in the first quarter of 2009 due to lower capital expenditures offset by the $65-million purchase of CF shares (discussed further under the section "Business Acquisition") in the first quarter of 2009.

Cash used in financing activities was $201-million in the first quarter of 2009 compared with cash provided by financing activities of $3-million in the same period in 2008. The change was due to a higher pay-down of our bank indebtedness from supplier rebates received in the first quarter of 2009 and funding obtained from long-term debt issued in the first quarter of 2008.


/T/

Short-term credit facilities available at
March 31, 2009 (a) b)                               Total   Unutilized   Utilized
-----------------------------------------           -----   ----------   --------
(millions of U.S. dollars)
Revolving credit facilities expiring 2010 and
   2012                                               835        772        63
CMF credit facilities expiring in 2009                262        108       154
South American credit facilities expiring 2009 to
   2012                                               229        153        76
                                                    -----      -----       ---
                                                    1,326      1,033       293
                                                    =====      =====       ===

a)   We have committed facilities of $1.4-billion for the CF acquisition.

b) As of March 31, 2009, $200-million was drawn on our accounts receivable securitization facility. For further information, see discussion under the section "Off-Balance Sheet Arrangements" on page 75 of our 2008 Annual Report.

OUTSTANDING SHARE DATA

The number and principal amount of outstanding shares as at April 30, 2009 were as follows:

                Number of Shares
                   (millions)
                ----------------
Common shares          157


/T/

As at April 30, 2009, there were approximately 1.1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

There were no shares repurchased during the first quarter of 2009 under our normal course issuer bid.


/T/

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of U.S. dollars, except per share information)

                                   2009                            2008                2007
                      ------------------------------   ----------------------------   -----
                        Q1       Q4      Q3      Q2      Q1      Q4     Q3      Q2      Q1
                      ------   -----   -----   -----   -----   -----   ----   -----   -----
Net sales             $1,753   1,941   3,113   3,870   1,107   1,426    989   2,034     821
Gross profit             273     522   1,048   1,261     392     533    305     572     188
Net earnings (loss)      (60)    124     367     636     195     172     51     229     (11)
Earnings (loss) per
   share
   -basic             $(0.38)   0.79    2.32    4.03    1.24    1.25   0.38    1.71   (0.08)
   -diluted           $(0.38)   0.79    2.31    4.00    1.23    1.24   0.38    1.70   (0.08)

/T/

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

BUSINESS ACQUISITION

On February 25, 2009, Agrium submitted a proposal to the board of directors of CF to acquire all of the capital stock of CF for cash and Agrium shares at $72.00 per CF share, or a total of approximately $3.6-billion, based on the closing price of Agrium shares on February 24, 2009. Agrium would fund the cash portion through available liquidity and committed financing. The board of directors of CF rejected Agrium's proposal on March 9, 2009.

On March 16, 2009, Agrium commenced an exchange offer for all of the outstanding shares of CF (the "Offer"), pursuant to which CF stockholders would receive $31.70 in cash plus one common share of Agrium for each CF share. The Offer is subject to a number of conditions, including the negotiation of a definitive merger agreement and regulatory approvals under Canadian and U.S. antitrust legislation. The Canadian Competition Bureau and the Federal Trade Commission (United States) are reviewing the transaction. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act will expire on May 27, 2009. On March 27, 2009, Agrium announced an increase in the cash portion to $35.00, for an aggregate consideration of $1.8 billion in cash and 50.2 million shares. The Offer and withdrawal rights will expire on May 19, 2009, unless extended. The CF board of directors has rejected the Offer.

Agrium is fully committed to acquiring CF and continues to seek the engagement of CF board of directors in discussions with Agrium regarding a mutually beneficial transaction for our respective shareholders. Agrium has had extensive discussions with CF shareholders, who have advised Agrium that they favour a combination between Agrium and CF and want the CF board to engage in discussions with us. Agrium is prepared to increase its Offer further if CF can demonstrate additional value.

The rules of the Toronto Stock Exchange ("TSX") do not require that we obtain the approval of our shareholders, but the TSX has the discretion to require us to obtain shareholder approval. During February 2009, we acquired 1.2 million shares of CF at an average cost of $52.34 for the total consideration of $65-million, the maximum allowed under FTC regulations. The shares are classified for accounting purposes as available for sale with changes to the fair value being recorded in other comprehensive income. At March 31, 2009, the fair value of the CF shares was $88-million.

EGYPT NITROGEN PROJECT

In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. The share exchange was completed on January 26, 2009, which resulted in our owning 26 percent of MOPCO. We no longer control our Egyptian operations and we account for our investment in MOPCO in the Wholesale business unit using the equity method.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Canadian Institute of Chartered Accountants' Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.

Agrium is currently in the design and development phase of its IFRS transition plan. To date, progress remains on plan for a successful IFRS implementation.

At this time, the full impact of transitioning to IFRS on the Company's future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options along with the accounting policies under IFRS and the resulting impacts.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:


/T/

                                 Three Months Ended March 31
                                            2009
                  --------------------------------------------------------
(millions of                             Advanced
U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
-------------     ------   ---------   ------------   -----   ------------
EBITDA             (68)        79            6         (18)        (1)
Depreciation
   and
   amortization     26         22            5           2         55
                   ----      ----         ----         ----       ----
EBIT               (94)        57            1         (20)       (56)
                   ----      ----         ----         ----       ----

Interest
   expense                                                        (31)
Income taxes                                                       27
                   ----      ----         ----         ----       ----
Net
   earnings                                                       (60)
                   ====      ====         ====         ====       ====


                                            2008
                  --------------------------------------------------------
                                         Advanced
                  Retail   Wholesale   Technologies   Other   Consolidated
                  ------   ---------   ------------   -----   ------------
EBITDA                13      335           10         (17)        341
Depreciation
   and
   amortization        9       22            4           1          36
                  ------    ------       ------       -----      ------
EBIT                   4      313            6         (18)        305
                  ------    ------       ------       -----      ------
Interest
   expense                                                         (13)
Income taxes                                                       (97)
                  ------    ------       ------       -----      ------
Net
   earnings                                                        195
                  ======    ======       ======       =====      ======


/T/

BUSINESS RISKS

The information presented on business risks on pages 85 - 90 in our 2008 Annual Report has not changed materially since December 31, 2008.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Prices for most grains and oilseeds are lower than last year but remain well above the previous five year average. With volatility in both crop and crop input prices, there has been a greater degree of uncertainty over planting intentions in the Northern Hemisphere than usual this spring. The March 31

USDA Prospective Plantings report surprised many analysts with higher corn and lower soybean acreage than expected. Another surprising result in the report was that overall planted cropland was projected to be down 7.5 million acres (or 2 percent) in the U.S. If that level of acreage reduction were realized on a global scale, the impact on world crop production would be significant.

The global economic slow-down has led to some reduction in the forecast for global feed-grain consumption. This combined with record yields last year will result in an increase in the expected global grain ending stocks this year, although the global grain stocks-to-use ratio is expected to remain low by historic standards. Farm operating expenses including fertilizer, fuel, and other inputs are forecast to decline significantly in 2009 for the first time since 2002, which is expected to be supportive to farm margins.

North American demand for crop protection products and services is generally expected to be good this spring, although demand has been somewhat delayed due to the wet weather. The continued relatively high corn acreage, wet weather and reduced crop nutrient applications in the fall is expected to support this market segment. Glyphosate demand will be lower than last year due to farmers switching to more conventional forms of weed control such as plowing/tilling. Seed and application services by North American growers is expected to be strong in the second quarter of 2009.

The nitrogen market has been under pressure in the past few weeks, as demand has been sluggish and supply has increased due to plants coming back on stream in Western Europe. In addition, exportable urea supplies are expected to increase with the start-up of the new plant in Sohar, Oman. In the U.S., urea inventories were reported by The Fertilizer Institute (TFI) to be 29 percent below 2008 levels at the end of March. Nitrogen margins in North America, and more recently Europe, have been supported by reduced natural gas prices. Current urea prices are believed to be at, or below, the breakeven cost of production for producers in the Ukraine, where the Government has set a 2009 natural gas sales price significantly above European and North American spot prices. A risk to the market is alternative arrangements by Gazprom to sell direct to Ukrainian producers which could lower the purchase price for natural gas and reduce the floor price and/or a significant increase in urea exports from China when the export tax is lowered to 10 percent this summer.

Global demand and trade levels for potash have been significantly reduced in 2009, but new contracts completed by the major exporters indicate that the price has remained relatively firm to date. Key reasons for the significant drop in demand has been the delayed contract negotiations with China and India, credit issues globally and reduced application rates due to the reduction in crop prices compared to the previous year. The conclusion of negotiations with China and India will reduce the uncertainty in the market and should support the resumption of more normal trade levels with other buyers. While there have been significant potash production curtailments globally, inventories remain at high levels. We expect that demand will strengthen significantly in the fall of 2009, to make up for the significant decline in potash demand in the 2008/09 fertilizer year.

Demand for phosphate has also demonstrated a significant decline in 2008/09. India remains a very important player in the phosphate market. Indian DAP imports from the U.S. are up 21 percent in the fertilizer year to date and they have been the destination for over half of U.S. DAP and MAP exports.

U.S. DAP and MAP inventories have fallen 24 percent since peaking in December, and dropped in March despite a 40 percent increase in production from February, 2009; however, they remain higher than average. Looking forward, most analysts expect that India will continue to be a major importer in 2009 and that activity from other importers will pick up in the fall, which would be expected to tighten supplies. A risk to the phosphate market is increased export supply from China in June and July as well as the end of the year when the export tax is reduced.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. ("CF"), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the "Exchange Offer Documents") filed by Agrium Inc. ("Agrium") with the U.S. Securities and Exchange Commission (the "SEC") on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, its wholly-owned subsidiary North Acquisition Co. ("North"), their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF's stockholders in respect of the proposed transaction with CF. Information regarding Agrium's directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the

Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, CF's failure to accept Agrium's proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, weather conditions, crop prices, the future supply, demand and price level for our major products, particularly crop protection and nutrient sales prices in the spring of 2009 for our Retail and Wholesale operations, seasonal fertilizer consumption given the significant decline in consumption in the fall of 2008, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, current global financial crisis and changes in credit markets; the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, timing and final terms of completion of the proposed CF acquisition, a potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned, Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF's reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

AGRIUM INC.
Segmentation
(Unaudited - millions of U.S. dollars)

Schedule 1

                                   Three Months Ended March 31
                            -----------------------------------------
                                                           Advanced
                                Retail       Wholesale   Technologies
                            -------------   ----------   ------------
                             2009    2008   2009  2008   2009   2008
                            -----    ----   ----  ----   ----   ----
Net Sales - external        1,050     393    653   646     50     68
          - inter-segment       1       1     42    62     17     11
                            -----     ---    ---   ---    ---    ---
Total net sales             1,051     394    695   708     67     79
Cost of product               909     279    560   435     57     62
Inventory write-down           --      --     18    --     --     --
                            -----     ---    ---   ---    ---    ---
Gross profit                  142     115    117   273     10     17
                            =====     ===    ===   ===    ===    ===
Gross profit (%)               14      29     17    39     15     22
                            =====     ===    ===   ===    ===    ===
Selling expenses              198      99      8     5      1      1
EBITDA (1)                    (68)     13     79   335      6     10
EBIT (2)                      (94)      4     57   313      1      6

                            Three Months Ended March 31
                            ---------------------------
                               Other          Total
                            -----------   -------------
                            2009   2008    2009    2008
                            ----   ----   -----   -----
Net Sales - external          --     --   1,753   1,107
          - inter-segment    (60)   (74)     --      --
                             ---    ---   -----   -----
Total net sales              (60)   (74)  1,753   1,107
Cost of product              (64)   (61)  1,462     715
Inventory write-down          --     --      18      --
                             ---    ---   -----   -----
Gross profit                   4    (13)    273     392
                             ===    ===   =====   =====
Gross profit (%)                             16      35
                             ===    ===   =====   =====
Selling expenses              (3)    (2)    204     103
EBITDA (1)                   (18)   (17)     (1)    341
EBIT (2)                     (20)   (18)    (56)    305

(1) Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Net earnings (loss) before interest expense and income taxes.

AGRIUM INC.
Product Lines
Three Months Ended March 31
(Unaudited - millions of U.S. dollars)

Schedule 2

                                                           2009
                   -------------------------------------------------------------------------------------
                                                                                   Cost of
                                         Net                                     Product and
                                      Inventory             Sales     Selling     Inventory
                     Net    Cost of     Write-     Gross    Tonnes     Price      Write-down     Margin
                    Sales   Product      down     Profit   (000's)   ($/Tonne)    ($/Tonne)    ($/Tonne)
                   ------   -------   ---------   ------   -------   ---------   -----------   ---------
Wholesale
   Nitrogen          229       174        --         55       673       340          258          82
   Potash             42        21        --         21        76       553          277         276
   Phosphate         113        87        --         26       202       559          430         129
   Other              45        32        --         13       145
   Product
      purchased
      for
      resale         266       246        18          2       883       301          299           2
                   -----     -----       ---        ---     -----       ---          ---         ---
                     695       560        18        117     1,979       351          292          59
                   -----     -----       ---        ---     -----       ---          ---         ---
Retail (1)
   Crop
      nutrients      437       419        --         18
   Crop
      protection
      products       426       349        --         77
      Seed,
   services
      and other      188       141        --         47
                   -----     -----       ---        ---
                   1,051       909        --        142
                   -----     -----       ---        ---
Advanced
   Technol-
      ogies (2)
   Turf and
      orna-
      mental          43        37        --          6
Agriculture           24        20        --          4
                   -----     -----       ---        ---
                      67        57        --         10
                   -----     -----       ---        ---
   Other inter-
      segment
      elimin-
      ations         (60)      (64)        -          4
                   -----     -----       ---        ---

Total              1,753     1,462        18        273
                   =====     =====       ===        ===

(1) International retail net sales were $20-million (2008 - $29-million) and gross profit was $4-million (2008 - $7-million).

(2) The current presentation has been revised from prior periods to revise the categories.

                                                        2008
                       ----------------------------------------------------------------------
                                                   Sales     Selling     Cost of
                        Net    Cost of    Gross    Tonnes     Price      Product      Margin
                       Sales   Product   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                       -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen              327     201      126        768       426         262         164
   Potash                131      44       87        449       292          98         194
   Phosphate             142      98       44        232       612         422         190
   Other                  57      47       10        168
   Product purchased
      for resale          51      45        6        112       455         401          54
                       -----     ---      ---      -----       ---         ---         ---
                         708     435      273      1,729       409         251         158
                       -----     ---      ---      -----       ---         ---         ---
Retail(1)
 Crop nutrients          249     177       72
 Crop protection
  products                93      64       29
Seed, services
 and other                52      38       14
                       -----     ---      ---
                         394     279      115
                       -----     ---      ---
Advanced
   Technologies(2)
   Turf and
   ornamental             59      46       13
Agriculture               20      16        4
                       -----     ---      ---
                          79      62       17
                       -----     ---      ---
Other inter-
   segment
   eliminations          (74)    (61)     (13)
                       -----     ---      ---
Total                  1,107     715      392
                       =====     ===      ===

(1) International retail net sales were $20-million (2008 - $29-million) and gross profit was $4-million (2008 - $7-million).

(2) The current presentation has been revised from prior periods to revise the categories.

AGRIUM INC.
Selected Sales Prices and Volumes
(Unaudited)

Schedule 3

                                 Three Months Ended March 31,
                          -----------------------------------------
                                  2009                  2008
                          -------------------   -------------------
                           Sales     Selling     Sales    Selling
                          Tonnes      Price      Tonnes     Price
                          (000's)   ($/Tonne)   (000's)   ($/Tonne)
                          -------   ---------   -------   ---------
Nitrogen
   Domestic
      Ammonia                141       361         162       459
      Urea                   359       355         325       458
      Other                  117       284         155       335
                           -----       ---       -----       ---
Total domestic nitrogen      617       343         642       429
International nitrogen        56       311         126       409
                           -----       ---       -----       ---
Total nitrogen               673       340         768       426
                           -----       ---       -----       ---
Potash
   Domestic                   19       751         237       341
   International              57       479         212       235
                           -----       ---       -----       ---
Total potash                  76       553         449       292
                           -----       ---       -----       ---
Phosphate                    202       559         232       612
Ammonium sulfate             106       224          75       281
Other                         39                    93
Product purchased for
   resale                    883       301         112       455
                           -----       ---       -----       ---
Total Wholesale            1,979       351       1,729       409
                           =====       ===       =====       ===


/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Ashley Harris
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors
SUBJECT: ERN

-0-

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.


A WEBSITE SIMULCAST of the 2009 1st Quarter Conference Call will be available in a listen-only mode beginning Wednesday, May 6, 2009 at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

                                                     Three months
                                                        ended
                                                      March 31,
                                                   ---------------
                                                    2009     2008
                                                   ------   ------
Sales                                               1,795    1,161
Direct freight                                         42       54
                                                   ------   ------
Net sales                                           1,753    1,107
Cost of product                                     1,462      715
Inventory write-down                                   18       --
                                                   ------   ------
Gross profit                                          273      392
Expenses
   Selling                                            204      103
   General and administrative                          44       33
   Depreciation and amortization                       31       13
   Potash profit and capital tax                      (23)      17
   Other expenses (income) (note 3)                    73      (79)
                                                   ------   ------
(Loss) earnings before interest and income taxes      (56)     305
   Interest on long-term debt                          25       11
   Other interest                                       6        2
                                                   ------   ------
(Loss) earnings before income taxes                   (87)     292
   Income taxes                                       (27)      97
                                                   ------   ------
Net (loss) earnings                                   (60)     195
                                                   ======   ======
(Loss) earnings per share (note 4)
                                                   ------   ------
   Basic                                            (0.38)    1.24
   Diluted                                          (0.38)    1.23
                                                   ======   ======

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                                       Three months
                                                           ended
                                                         March 31,
                                                       ------------
                                                       2009    2008
                                                       ----   -----
Operating
   Net (loss) earnings                                  (60)    195
   Items not affecting cash
      Inventory write-down                               18      --
      Depreciation and amortization                      55      36
      Stock-based compensation                           10      (6)
      Unrealized loss (gain) on derivative financial
         instruments                                     28     (63)
      Unrealized foreign exchange loss                   82       4
      Future income taxes                                 6      23
      Other                                             (31)     18
   Net changes in non-cash working capital              (40)    183
                                                       ----   -----
Cash provided by operating activities                    68     390
                                                       ----   -----
Investing
   Acquisitions, net of cash acquired                   (15)     --
   Capital expenditures                                 (41)    (81)
   Proceeds from disposal of property, plant,
      equipment and investments                           1       7
   Purchase of CF Industries Holdings, Inc. shares
      (note 2)                                          (65)     --
   Other                                                (18)    (66)
                                                       ----   -----
Cash used in investing activities                      (138)   (140)
                                                       ----   -----
Financing
   Bank indebtedness                                   (193)    (86)
   Long-term debt issued                                 --      96
   Transaction costs on long-term debt                   --      (2)
   Share dividends paid                                  (9)     (9)
   Shares issued, net of issuance costs                   1       2
   Other                                                 --       2
                                                       ----   -----
Cash (used in) provided by financing activities        (201)      3
                                                       ----   -----
(Decrease) increase in cash and cash equivalents       (271)    253
Cash and cash equivalents - beginning of period         374   1,509
Deconsolidation of EAgrium subsidiary                   (17)     --
                                                       ----   -----
Cash and cash equivalents - end of period                86   1,762
                                                       ====   =====

See accompanying notes.

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                       As at          As at
                                                     March 31,     December 31,
                                                  --------------   ------------
                                                   2009     2008        2008
                                                  ------   -----       -----
ASSETS
Current assets
   Cash and cash equivalents                          86   1,762         374
   Accounts receivable                             1,292     830       1,223
   Inventories (note 5)                            3,786   1,538       3,047
   Prepaid expenses and deposits                     704     292         475
   Investment in marketable securities (note 2)       88      --          --
                                                  ------   -----       -----
                                                   5,956   4,422       5,119
Property, plant and equipment                      1,428   1,779       2,036
Intangibles                                          653      76         653
Goodwill                                           1,794     177       1,783
Investment in equity investees (note 6)              330      77          71
Other assets                                         140     158         156
                                                  ------   -----       -----
                                                  10,301   6,689       9,818
                                                  ======   =====       =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness (note 7)                        293      80         610
   Accounts payable and accrued liabilities        3,269   1,756       2,200
                                                  ------   -----       -----
                                                   3,562   1,836       2,810
Long-term debt (note 7)                            1,614     878       1,622
Other liabilities                                    347     335         328
Future income tax liabilities                        701     251         706
Non-controlling interests                             13     105         242
                                                  ------   -----       -----
                                                   6,237   3,405       5,708
Shareholders' equity                               4,064   3,284       4,110
                                                  ------   -----       -----
                                                  10,301   6,689       9,818
                                                  ======   =====       =====

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                                                                    Accumulated
                     Millions                                          other
                        of                                         comprehensive       Total
                      common     Share    Contributed   Retained       income      shareholders'
                      shares    capital     surplus     earnings      (note 8)         equity
                     --------   -------   -----------   --------   -------------   -------------
December 31,
   2008                 157      1,961         8         2,313         (172)           4,110
Net loss                                                   (60)                          (60)
Cash flow
   hedges (a)                                                            (1)              (1)
Available for
   sale financial
   instruments (b)                                                       14               14
Foreign currency
   translation                                                           (1)              (1)
Comprehensive
   income                                                                                (48)
Stock options
   exercised                         2                                                     2
March 31,
   2009                 157      1,963         8         2,253         (160)           4,064
December 31,
   2007                 158      1,972         8         1,024           84            3,088
Transition
   adjustment (c)                                            4                             4
                        158      1,972         8         1,028           84            3,092
Net earnings                                               195                           195
Cash flow
   hedges (d)                                                            12               12
Foreign currency
   translation                                                          (17)             (17)
Comprehensive
   income                                                                                190
Stock options
   exercised                         2                                                     2
March 31,
   2008                 158      1,974         8         1,223           79            3,284

(a)  Net of tax of nil.

(b)  Net of tax of $9-million.

(c) Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(d)  Net of tax and non-controlling interest of $1-million and $6-million.

See accompanying notes.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Millions of U.S. dollars, except per share amounts)
(Unaudited)


/T/

1. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2008. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

Certain comparative figures have been reclassified to conform to the current year's presentation.


/T/

Significant accounting standard and policy changes

                                              Date and method
Description                                     of adoption             Impact
-----------                                ---------------------   ---------------
Goodwill and Intangible Assets             January 1, 2009;        No material
establishes guidance for the               prospective for         impact on
recognition, measurement, presentation     intangible items        earnings or
and disclosure of goodwill and             initially expensed;     financial
intangible assets, including guidance on   retrospective for       position
pre-production and start-up                intangible items
costs, requiring that these costs be       initially capitalized
expensed as incurred. The current
goodwill standards are carried forward
unchanged.

Recent accounting pronouncements not yet adopted

                                              Date and method
Description                                     of adoption             Impact
-----------                                ---------------------   ---------------
International Financial Reporting          January 1, 2011 or      Currently being
Standards (IFRS) - the Canadian            earlier; in             reviewed
Institute of Chartered Accountants         accordance with
Accounting Standards Board has             IFRS 1
published its strategic plan for
convergence of Canadian generally
accepted accounting standards with IFRS
as issued by the International
Accounting Standards Board. The
changeover date for Canadian

publicly accountable enterprises is
January 1, 2011 and will require
restatement of comparative figures.

Business Combinations, Consolidated        January 1, 2011 or      Impact depends
Financial Statements and Non-              earlier; in             on nature of
controlling Interests amend previously     accordance with         acquisitions
existing standards on accounting           IFRS 1
for and reporting business acquisitions
and non-controlling interests.

The new standards change the recognition of assets and liabilities in purchase price allocations and require expensing of certain acquisition related costs.


/T/

2. BUSINESS ACQUISITIONS

UAP Holding Corp.

On May 5, 2008, the Company acquired 100 percent of the outstanding shares of UAP Holding Corp. ("UAP"), a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. During the first quarter of 2009, the allocation of assets acquired and liabilities assumed was finalized with no material changes from December 31, 2008.

CF Industries Holdings, Inc.

On March 16, 2009 (as amended on March 30, 2009), the Company filed an exchange offer to acquire all of the outstanding shares of CF Industries Holdings, Inc. ("CF"). Under the terms of the amended offer, for each CF share the CF stockholders have the choice of receiving one of the following:

-    $35.00 in cash and one common share of Agrium,

-    1.8685 common shares of Agrium, or

-    $75.30 in cash.

In total, a maximum of 46 percent of the shares tendered will be exchanged for cash and a maximum of 54 percent of the shares tendered will be exchanged for Agrium common shares. The total cash and stock to be paid by Agrium will be approximately $1.8-billion and 50.2 million Agrium common shares. The offer and withdrawal rights will expire on May 19, 2009, unless extended.

During February 2009, Agrium acquired 1.2 million shares of CF at an average cost of $52.34 for total consideration of $65-million. The investment is classified as available for sale with changes to the fair value recorded in other comprehensive income. At March 31, 2009, the fair value of the CF shares was $88-million.

/T/

3. OTHER EXPENSES (INCOME)

                                                   Three months
                                                       ended
                                                     March 31,
                                                   ------------
                                                    2009   2008
                                                    ----   ----
Stock-based compensation                              10     (6)
Loss (gain) on derivative financial instruments       69    (67)
Environmental remediation and accretion of asset
   retirement obligations                              6      1
Interest income                                      (12)   (20)
Earnings in equity investees                          (6)    (1)
Foreign exchange loss                                  6     --
Bad debt expense                                       5      1
Other taxes                                            6      4
Other                                                (11)     9
                                                     ---    ---
                                                      73    (79)
                                                     ===    ===

4. (LOSS) EARNINGS PER SHARE

                                                       Three months
                                                           ended
                                                         March 31,
                                                       ------------
                                                        2009   2008
                                                       -----   ----
Numerator
   Net (loss) earnings                                  (60)   195
Denominator
   Weighted-average number of shares outstanding for
      basic (loss) earnings per share                   157    158
Dilutive instruments (a)
   Stock options                                         --      1
                                                       -----   ----
   Weighted-average number of shares outstanding for
      diluted (loss) earnings per share                 157    159
                                                       -----   ----
Basic (loss) earnings per share                        (0.38)  1.24
Diluted (loss) earnings per share                      (0.38)  1.23
                                                       =====   ====

(a) For diluted (loss) earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic (loss) earnings per share.

5. INVENTORIES

                     As at March 31,   As at December 31,
                     ---------------   ------------------
                       2009    2008            2008
                      -----   -----           -----
Raw materials           268     159             216
Finished goods          442     254             422
                      -----   -----           -----
Product for resale    3,076   1,125           2,409
                      -----   -----           -----
                      3,786   1,538           3,047
                      =====   =====           =====

Inventory is presented net of write-downs of $18-million.

6. INVESTMENT IN EQUITY INVESTEES

                             As at March 31,      As at December 31,
                         ----------------------   ------------------
                         Interest   2009   2008          2008
                         --------   ----   ----          ----
MOPCO                      26.0%     254     --            --
Hanfeng Evergreen Inc.     19.6%      72     73            67
Other                                  4      4             4
                                     ---    ---           ---
                                     330     77            71
                                     ===    ===           ===


/T/

The Company had been developing a urea facility through its EAgrium subsidiary. EAgrium construction was halted by the Egyptian government due to local opposition in April 2008. In August 2008, the Company negotiated an alternative agreement with the government resulting in Agrium acquiring a 26 percent equity position in an existing Egyptian nitrogen production facility owned by MISR Oil Processing Company, S.A.E. ("MOPCO") of Egypt. The MOPCO facility started commercial production in the summer of 2008. Agrium acquired its 26 percent interest through an agreement exchanging its shares and all related contractual obligations of EAgrium for shares in MOPCO. Following completion of the agreement on January 26, 2009, Agrium no longer controls its Egypt operations and accounts for its investment in MOPCO in the Wholesale business unit using the equity method.

As at December 31, 2008, the Company adjusted the carrying value of its Egypt operations based on the fair value of the MOPCO interest received. Prior to such adjustment, the Egypt operations had a net carrying value of $295-million (net of non-controlling interest). The major categories of assets and liabilities of the EAgrium subsidiary were production assets under construction, accounts payable and accrued liabilities, and long-term debt. On adjusting the Egypt operations to fair value of $250-million, the Company recorded an impairment charge in its Wholesale business unit of $87-million ($45-million net of non-controlling interest).

The Company determined the fair value of the interest in MOPCO using an income approach, discounting a range of possible outcomes, with each possible outcome bearing different risk factors, at a risk-free rate plus an adjustment for the risk factors of each scenario. The analysis included various management estimates about future revenue, operating margins, growth rates, discount rates, terminal value and non-controlling interest discount. The assumptions included anticipated future cash flows, budgets and long-term business plans, marketplace information, industry data, economic analysis and contracts in place at the time of the analysis. Actual results could differ from management's estimates and assumptions, potentially resulting in future impairment losses.

Hanfeng Evergreen Inc. is listed on the Toronto Stock Exchange. The investment is carried in the Advanced Technologies operating segment. The Company's share of earnings for the three months ended March 31, 2009 was $2-million (three months ended March 31, 2008 - $1-million). The Company's portion of cumulative undistributed earnings of Hanfeng at March 31, 2009 of $6-million (March 31, 2008 - $1-million) is included in retained earnings.


/T/

7. DEBT

                                                                              As at
                                                 As at March 31,          December 31,
                                                       2009                   2008
                                          -----------------------------   ------------
                                          Total   Unutilized   Utilized     Utilized
                                          -----   ----------   --------     --------
Bank indebtedness (a)
Revolving credit facilities
   expiring 2010 and 2012 (b)               835        772         63          300
CMF credit facilities
   expiring in 2009 (c)                     262        108        154          120
South American credit
   facilities expiring 2009 to 2012 (d)     229        153         76           70
EAgrium bridge loan                          --         --         --          120
                                          -----      -----        ---          ---
                                          1,326      1,033        293          610
                                          =====      =====        ===          ===

Long-term debt (a)
Recourse
   Unsecured
   Floating rate bank loans due
      May 5, 2013                             460     460
   6.75% debentures due January 15, 2019      500     500
   7.125% debentures due May 23, 2036         300     300
   7.7% debentures due February 1, 2017       100     100
   7.8% debentures due February 1, 2027       125     125
   8.25% debentures due February 15, 2011     125     125
Secured
   Other                                       15      24
                                            -----   -----
                                            1,625   1,634
Transaction costs                             (11)    (12)
                                            -----   -----
                                            1,614   1,622
                                            =====   =====

                                        Three months ended
                                              March 31,
                                        ------------------
Accounts receivable securitization          2009   2008
----------------------------------          ----   ----
Proceeds from sales of receivables(e)        200     --

(a) The Company has committed available facilities, subject to certain terms and conditions, of $1.4-billion for the CF acquisition not included in the table. The facilities are comprised of $1-billion of long-term debt with repayment terms of two to three years and $400-million of bank indebtedness. All facilities, if drawn, will bear interest at U.S. base rate plus a variable margin or LIBOR plus a variable margin. These facilities are available to fund a portion of the proposed acquisition of CF and cannot be used for other purposes.

(b) The Company has issued letters of credit under its revolving credit facilities. Outstanding letters of credit at March 31, 2009 of $65-million reduce unutilized credit available under the facilities to $707-million.

(c) Of the total, $186-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $129-million. The facilities bear interest at various base rates plus a fixed or variable margin. Includes Euro debt of $61-million.

(d)  For the facilities utilized, $8-million is denominated in Argentine peso.

(e) Proceeds from collections reinvested in revolving-period securitizations were $270-million for the three months ended March 31, 2009 (three months ended March 31, 2008 - nil).

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                  As at
                                            As at March 31,   December 31,
                                            ---------------   ------------
                                              2009   2008         2008
                                              ----   ----         ----
Cash flow hedges, net of tax and
   non-controlling interest                      5     32            6
Available for sale financial instruments,
   net of tax                                   14     --           --
Foreign currency translation                  (179)    47         (178)
                                              ----    ---         ----
                                              (160)    79         (172)
                                              ====    ===         ====

9. EMPLOYEE FUTURE BENEFITS

                                                        Three months ended
                                                             March 31
                                                        ------------------
                                                            2009   2008
                                                            ----   ----
Defined benefit pension plans
   Service cost for benefits earned                           1      1
   Interest cost on accrued benefit obligations               2      3
   Expected return on plan assets                            (2)    (3)
   Net amortization and deferral                              1     --
                                                            ---    ---
   Net expense                                                2      1
                                                            ---    ---
Post-retirement benefit plans
   Service cost for benefits earned during the period         1      1
   Interest cost on accrued benefit obligations               1      1
                                                            ---    ---
   Net expense                                                2      2
                                                            ---    ---
Defined contribution pension plans                            9     10
                                                            ---    ---
Total expense                                                13     13
                                                            ===    ===


/T/

10. FINANCIAL INSTRUMENTS

Risk management

In the normal course of business, the Company's financial position, results of operation and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company's business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings.

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders' equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at March 31, 2009 to financial instruments outstanding on that date while assuming all other variables remain constant.

Market risk

(a) Currency risk

U.S. dollar denominated transactions in our Canadian operations generates foreign exchange gains and losses which are recognized in net earnings. The U.S. dollar denominated balance in Canadian operations is $897-million. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $6-million.


/T/

Balances in non-U.S. dollar subsidiaries   Canadian
(in U.S. dollar equivalent)                 dollars   Euro
----------------------------------------   --------   ----
Cash and cash equivalents                      (8)     15
Accounts receivable                            66      81
Bank indebtedness                              --     (61)
Accounts payable and accrued liabilities     (169)    (66)
                                             ----     ---
                                             (111)    (31)
                                             ====     ===


/T/

A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have an impact of less than $1-million on comprehensive income. A $0.01 weakening of the Canadian dollar would have an equal but opposite impact. A strengthening of $0.01 of the Euro against the U.S. dollar would have an impact of less than $1-million on comprehensive income. A $0.01 weakening of the Euro would have an equal but opposite impact.

(b) Commodity price risk

For natural gas derivative financial instruments outstanding at March 31, 2009, an increase of $0.10 per MMBtu would have increased net earnings by $3-million. A $0.10 decrease per MMBtu would have an equal but opposite impact.

(c) Interest rate risk

The Company's cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments.

Credit risk

There were no significant uncollectible trade receivable balances at March 31, 2009.

The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At March 31, 2009, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial instruments.

/T/

Maximum credit exposure based on derivative      As at         As at
financial instruments in an asset position     March 31,    December 31,
-------------------------------------------   -----------   ------------
                                              2009   2008       2008
                                              ----   ----       ----
Foreign exchange contracts                      --     87         --
Natural gas, power and nutrient contracts       16     74         21
                                               ---    ---        ---
                                                16    161         21
                                               ===    ===        ===


/T/

Liquidity risk

The Company's bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.

Fair values

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates their carrying value.

The fair value of derivative financial instruments is recorded as the estimated amount that the Company would receive or pay to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models. The Company's derivative financial instruments measured at fair value on a recurring basis are derivative financial instruments measured using information classified as Level 2.

The fair value of long-term debt at March 31, 2009 was $1,473-million (March 31, 2008 - $957-million, December 31, 2008 - $1,578-million). The carrying value of long-term debt at March 31, 2009 was $1,625-million (March 31, 2008 - $896-million, December 31, 2008 - $1,634-million). The weighted-average effective interest rate on long-term debt at March 31, 2009, was 6 percent (March 31, 2008 - 8 percent, December 31, 2008 - 6 percent). The fair value of long-term debt is determined using valuation techniques based on quoted prices for similar instruments.


/T/

The fair values of the Company's derivative financial instruments correspond to their carrying values.

                                                                   As at
                                             As at March 31,   December 31,
Fair value of available for sale financial   ---------------   ------------
instruments                                    2009   2008         2008
------------------------------------------     ----   ----     ------------
Investments
   Investment in marketable securities           88     --          --
   Other assets                                  33     27          26
                                                ---    ---          --
                                                121     27          26
                                                ===    ===          ==

                                                                       As at
                                                 As at March 31,   December 31,
Net fair value of held for trading               ---------------   ------------
financial instruments                              2009   2008         2008
----------------------------------                 ----   ----         ----
Foreign exchange derivative financial
   instruments
   Accounts receivable                               --     86          --
   Other assets                                      --      1          --
   Accounts payable and accrued liabilities         (14)    --         (18)
                                                    ---    ---         ---
                                                    (14)    87         (18)
                                                    ---    ---         ---
Interest rate derivative financial instruments
   Accounts payable and accrued liabilities          --     (9)         --
   Other liabilities                                 --    (46)         --
                                                    ---    ---         ---
                                                     --    (55)         --
                                                    ---    ---         ---
Natural gas, power and nutrient derivative
   financial instruments
   Accounts receivable                                3     49           5
   Other assets                                      13     25          16
   Accounts payable and accrued liabilities         (73)    (2)        (64)
   Other liabilities                                (26)    (1)        (11)
                                                    ---    ---         ---
                                                    (83)    71         (54)
                                                    ===    ===         ===


/T/

11. CAPITAL MANAGEMENT

The Company manages capital by monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt including the current portion, net of cash and cash equivalents. Equity includes shareholders' equity. EBITDA is net (loss) earnings before interest expense, income taxes, depreciation, amortization and asset impairment. Interest includes interest on long-term debt plus other interest. The measures of debt, equity and EBITDA described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.


/T/

                                                             As at
                                       As at March 31,   December 31,
                                       ---------------   ------------
                                         2009   2008         2008
                                         ----   ----         ----
Net debt to net debt plus equity (%)       31    (32)          31
EBITDA interest coverage (multiple)        --   26.2         22.1
                                         ====   ====         ====



/T/

The Company's revolving credit facilities require the Company maintain a specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at March 31, 2009.

Normal course issuer bid

There were no shares repurchased during the first quarter of 2009.


/T/

12. SEGMENTATION

                                                        Three months
                                                      ended March 31,
                                                      ---------------
                                                        2009    2008
                                                       -----   -----
Consolidated net sales
Retail (a)
   Crop nutrients                                        437     249
   Crop protection products                              426      93
   Seed, services and other                              188      52
                                                       -----   -----
                                                       1,051     394
                                                       -----   -----
Wholesale (b)
   Nitrogen                                              229     327
   Potash                                                 42     131
   Phosphate                                             113     142
   Product purchased for resale                          266      51
   Other                                                  45      57
                                                       -----   -----
                                                         695     708
                                                       -----   -----
Advanced Technologies (c)                                 67      79

Other                                                    (60)    (74)
                                                       -----   -----
                                                       1,753   1,107
                                                       =====   =====
Consolidated net (loss) earnings
                                                       -----   -----
   Retail                                                (94)      4
   Wholesale                                              57     313
   Advanced Technologies                                   1       6
   Other                                                 (20)    (18)
                                                       -----   -----
   (Loss) earnings before interest and income taxes      (56)    305
   Interest on long-term debt                             25      11
   Other interest                                          6       2
                                                       -----   -----
   (Loss) earnings before income taxes                   (87)    292
   Income taxes                                          (27)     97
                                                       -----   -----
                                                         (60)    195
                                                       =====   =====

(a) Includes inter-segment sales of $1-million (three months ended March 31, 2008 - $1-million).

(b) Includes inter-segment sales of $42-million (three months ended March 31, 2008 - $62-million).

(c) Includes inter-segment sales of $17-million (three months ended March 31, 2008 - $11-million).